Exhibit 99.1

MIND CTI to Acquire Aurenz GmbH

Yoqneam, Israel, January 10, 2025 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications (UC) analytics for enterprises as well as enterprise messaging solutions, today announced that it has signed a definitive agreement to acquire Aurenz GmbH (aurenz), a leading provider of UC analytics and call accounting solutions in Germany.

Founded in 1983, aurenz maintains a leading position in the field of call accounting and in recent years in UC analytics. aurenz solutions provide essential added value for unified communication systems, easily and quickly integrating into every UC implementation. aurenz prides itself on delivering outstanding service to ensure seamless installations and integrations. Jürgen Dagutat, in his role as Managing Director, will continue to lead the aurenz team, ensuring continuity and further strengthening partnerships.

UC analytics provides organizations with the data-driven insights necessary to optimize their communication strategies and with real-time feedback, to help identify and quickly resolve issues. UC analytics may also be used to enhance customer service interactions. By analyzing this data, companies can improve response times, identify common customer issues, and refine support processes to provide a better customer experience. In today’s competitive environment, UC analytics helps to enrich operational efficiency and to achieve superior customer satisfaction.

Ariel Glassner, Chief Executive Officer of MIND, commented: “This acquisition strengthens our position as a leading provider of UC analytics that can support businesses of all sizes. We believe that aurenz’s solid reputation and proven expertise in the German market, its strong existing partnerships, and the great team of highly experienced professionals in the UC industry puts MIND in a good position for increased success in the European markets. Given our cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs and continue with our dividend policy.”

Jürgen Dagutat, Managing Director of aurenz, commented: “The team at aurenz is genuinely enthusiastic about joining forces with a publicly listed company that offers global reach, robust financial strength, and a deep focus on our core markets. This merger creates substantial value for all partners and customers of both MIND and aurenz, as it combines the strengths of the two companies.”

MIND acquires aurenz for up to approximately $1.88 million in cash. The transaction is expected to be marginally accretive to our earnings per share, excluding acquisition-related items, in fiscal 2025 and thereafter. MIND’s financial results will include the acquired company’s results starting the first quarter of 2025.

The acquisition is anticipated to be completed shortly, subject to customary closing requirements.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com